July 1, 2010

By Overnight Delivery

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

RE:	Albemarle Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 9, 2010
File No. 001-12658

Dear Mr. Decker:

As Vice President, Chief Compliance Officer and Corporate Secretary of Albemarle Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Mark C. Rohr, Chairman and Chief Executive Officer of the Company, dated June 10, 2010, (the “Commission Comment Letter”), received by the Company on June 18, 2010.

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Albemarle Corporation.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent illustrative presentations of supplemental disclosures to the current disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”) or the Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), as applicable, which we will include in future filings to comply with the Staff’s request.

Securities and Exchange Commission

July 1, 2010

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Port de Bouc Facility Disposition Charges, page 27

1.	Your disclosure on page 27 makes reference to $12 million in pre-tax charges associated with the final contractual settlement of the Port de Bouc facility disposition. You indicate that most of the monetary obligations associated with these charges were substantially settled using cash flows from operations, however, your consolidated statement of cash flows indicates that $16 million of cash payments were made in 2009 for this divestiture related to investing activities. Please tell us how your MD&A disclosures correlate to your cash flow statement presentation.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, the $12 million charge amounts are associated with the final contractual settlement of the Port de Bouc disposition in 2nd quarter 2009, which was paid in full over the remainder of 2009. The $16 million amount as reported in our cash flow statement relates to the $12 million in payments noted above, as well as approximately $4 million in payments associated with the original $38.5 million charge we recorded in our December 31, 2008 financial statements for this transaction. Additionally, our reference to these amounts being “settled using cash flows from operations” was intended to disclose that these obligations would be funded by cash flows generated during the normal course of business and would not require funding from new or specific long-term borrowing sources. This reference is similar in concept to our comments in the cash flow section of our financial condition and liquidity commentary on page 38 where we mention “we anticipate our future capital spending will be financed primarily with cash flow provided from operations….”. In future filings, including our upcoming Form 10-Q for the quarter ended June 30, 2010, we will supplement our disclosures to better clarify such items in our MD&A disclosures.

Segment Information Overview, page 28

2.	Your table on page 29 presents a subtotal titled “segment operating profit.” To the extent that the segment operating profit subtotal is not the same as GAAP operating profit or that total segment income is not the same as GAAP net income, these measures represent non-GAAP measures when presented outside of your segment footnote in the financial statements. Please show us how you will revise your future filings to either reconcile these measures to the most closely comparable GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K or confirm that you will revise your future filings to remove any references to or discussion of the subtotals “segment operating profit” and “total segment income” from your MD&A. You may find it helpful to refer to the Compliance & Disclosure Interpretation Questions 104.03 and 104.04 which can be found on our website at http://www.sec.gov/divisions/corpfin/ guidance/nongaapinterp.htm.

Securities and Exchange Commission

July 1, 2010

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will supplement our future filings to reconcile our reported segment operating profit and segment income measures to GAAP operating profit and GAAP net income, respectively, along with the additional disclosures required by Item 10(e) of Regulation S-K. Our future filings will include the following illustrative additional information in the “Segment Information Overview” section, as follows:

“Our segment information includes measures we refer to as “segment operating profit” and “segment income” which are financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). The Company has reported segment operating profit and segment income because management believes that these financial measures provide transparency to investors and enable period-to-period comparability of financial performance. Segment operating profit and segment income should not be considered as an alternative to operating profit or net income attributable to Albemarle Corporation as determined in accordance with GAAP.

See below for a reconciliation of segment operating profit and segment income, the non-GAAP financial measures, to operating profit and net income attributable to Albemarle Corporation, the most directly comparable financial measures calculated and reported in accordance with GAAP.

	2009	2008	2007
In Thousands	Total Year	Total Year	Total Year
Total Segment Operating Profit	$246,060	$335,210	$365,586
Add (Less):
Port de Bouc disposition charges	(12,393)	(38,544)	—
Restructuring and other charges	(11,643)	(25,789)	—
Dayton facility closure charges	—	—	(4,944)
Corporate and other (a)	(35,744)	(49,960)	(50,755)

GAAP Operating Profit	$186,280	$220,917	$309,887

	2009	2008	2007
In Thousands	Total Year	Total Year	Total Year
Total Segment Income	$257,133	$339,892	$372,133
Add (Less):
Corporate and other	(35,750)	(50,322)	(50,353)
Port de Bouc disposition charges	(12,393)	(38,544)	—
Restructuring and other charges	(11,643)	(25,789)	—
Dayton facility closure charges	—	—	(4,944)
Interest and financing expenses	(24,584)	(38,175)	(38,332)
Other (expenses) income, net	(1,423)	601	6,264
Income tax benefit (expense)	7,028	6,539	(55,078)

GAAP Net income attributable to Albemarle Corporation	$178,368	$194,202	$229,690

(a)	Excludes corporate non-controlling interest and equity adjustments of $(6), $(362), and $402, respectively”

Securities and Exchange Commission

July 1, 2010

Segment Information Overview, page 28

3.	Please revise your MD&A, particularly your segment MD&A, to provide a more robust explanation for the underlying reasons behind each of the significant fluctuations in your financial statement line items. For example, you disclose on page 30 that one of the reasons for the decrease in 2009 net sales for the Polymer Solutions segment was due to volume and mix for your stabilizer and curatives business but you have not quantified how volume and mix fluctuated nor addressed the specific reasons for those fluctuations. Please show us how you will revise your future filings to more fully differentiate between the impacts that price, volume, and foreign currency changes had on your segment operating results and the specific reasons for these changes.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, it should be noted that we have historically reported the percentage impacts of changes in price, volume and foreign currency on our consolidated net sales in our 10-K MD&A (e.g. see first and second paragraphs at top of page 27 under the “Net Sales” subheading of our 2009 Form 10-K). We will also begin including this information on net sales in the “Segment Information Overview” of our MD&A in future 10-K filings to provide further context for the effects of these items when explaining significant fluctuations in our year over year results at the segment level. Further, we will include more qualitative information at a sub-segment level in our segment MD&A disclosures to provide specific reasons that are driving such changes in price, volume and foreign currency. See below for an illustrative presentation of our 10-K segment MD&A (using 2009 compared to 2008 as a basis for this example) that reflects the inclusion of this additional information that would be provided in future filings, as follows:

Page 30 – 2009 compared to 2008

“Polymer Solutions

Our Polymer Solutions segment recorded net sales for 2009 of $697.2 million, down $218.3 million, or 24%, versus 2008. This decline was primarily due to lower volumes of 19%, mix of 4%, and unfavorable foreign currency of 1% (mainly strengthening of the US dollar). The decrease in volumes was primarily in our flame retardants portfolio as a result of softness in the consumer electronics, automotive and construction sectors as well as unfavorable mix. The decrease was also attributable to volume declines in our stabilizers and curatives business due mainly to overall reduced demand in the antioxidants and special intermediates product sectors, as well as unfavorable mix impacts. Segment income decreased by 31% to $61.4 million for 2009 as compared to 2008 due mainly to lower sales volumes as well as lower production volumes which contributed to unfavorable fixed cost absorption, unfavorable product mix in stabilizers and curatives, and impacts from foreign currency exchange rates due mainly to the stronger US dollar, partially offset by lower discretionary spending including $15.5 million in lower selling, general and administrative/R&D department spending for the segment in connection with our recent cost saving actions.

Securities and Exchange Commission

July 1, 2010

Catalysts

Our Catalysts segment recorded net sales for 2009 of $808.1 million, down $115.7 million, or 13%, versus 2008. This overall decrease was due mainly to an 8% overall decline in price/mix mainly from lower HPC metals price pass through impacts, offset in part by price/mix gains in FCC refinery catalysts. Also, volume decreases contributed 4% of the net sales decline in the segment, mainly in FCC refinery catalysts due to lower refinery operating rates. Unfavorable foreign currency impacts (1%) were attributable mainly to the strengthening of the US dollar. Segment income decreased $14.0 million or 9%, to $148.6 million due mainly to price/mix impacts mainly from unfavorable metals price pass through impacts on HPC refinery catalysts, partially offset by lower discretionary spending, including $15.0 million in reduced spending for selling, general and administrative/R&D departmental costs for the Catalysts segment in connection with our recent cost reduction programs.

Fine Chemicals

Our Fine Chemicals segment recorded net sales for 2009 of $500.1 million, down $127.7 million, or 20%, versus 2008. Of this decrease, 16% was primarily due to lower volumes resulting from overall weak demand in our bromine franchise and our fine chemistry services business, with both businesses directly affected by the global economic downturn seen in 2009. Also, unfavorable price/mix impacts of 3% affected 2009 segment net sales as well as impacts of unfavorable foreign currency exchange rates of 1%, mainly due to the stronger US dollar. Segment income for 2009 was $47.1 million, down $41.4 million, or 47%, compared to 2008 due mainly to lower sales volumes and reduced production volumes which also contributed to unfavorable fixed cost absorption. These unfavorable items were partially offset by lower discretionary spending in the segment, including $5.1 million in lower selling, general and administrative/R&D department spending in connection with our recent cost reduction programs.

Corporate and Other

For 2009, our Corporate and other expenses decreased $14.6 million, or 29%, to $35.7 million from 2008. This decrease was primarily due to first quarter 2009 adjustments of $7.8 million associated with the reversal of certain long-term employee benefit accruals, of which $7.0 million is included in “Selling, general and administrative expenses” in our consolidated statement of income. Total year 2009 corporate selling, general, and administrative/R&D spending was favorable versus the corresponding 2008 period by $13.3 million based on lower employee related expenses and other discretionary spending savings as a result of our cost reduction efforts.”

Securities and Exchange Commission

July 1, 2010

Financial Condition and Liquidity, page 38

4.	Your financial statements indicate that while net sales decreased approximately $460 million in 2009 compared to 2008, your accounts receivable balances increased $14 million (5%) over the prior year. Please show us how you will revise your future filings to more adequately explain the reasons for this apparent directional inconsistency.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, while our net sales decreased $460 million on an annual basis, the primary reason for the approximate $14 million increase in our year end trade accounts receivable balances is explained by the comparison of our fourth quarter net sales for 2009 versus fourth quarter 2008. As reported in Note 24 – Quarterly Financial Summary (Unaudited), our fourth quarter 2009 net sales were $558.2 million as compared to our fourth quarter 2008 net sales of $517.7 million. This increase in quarterly net sales year over year was the primary reason for the increase in our year-ending trade accounts receivable amounts.

Consolidated Financial Statements

Consolidated Statements of Changes in Equity, page 48

5.	Your disclosures on page 28 indicate that some of your noncontrolling interests may be overseas. Therefore, it appears that some of your noncontrolling interests may be impacted by foreign currency translation adjustments. Please tell us how you considered the need to allocate any components of other comprehensive income to your noncontrolling interests. Please refer to paragraphs 19 and 20 of FASB ASC 810-10-45.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we monitor our currency translation adjustments amounts associated with our noncontrolling interests and have historically deemed these amounts to be immaterial for reallocation when viewed as a percentage of our total consolidated foreign currency translation adjustments as presented in our consolidated statement of changes in equity. For the three years ended December 31, 2009, 2008 and 2007, the annual foreign currency translation adjustments attributable to our noncontrolling interests amounted to 0.5%, (1.3%) and 0.2%, respectively, of total Company foreign currency translation adjustments for those periods. We will continue to monitor these amounts and consider reallocation of amounts to noncontrolling interests in the consolidated statement of changes in equity should they become more material, or otherwise merit additional disclosure, in accordance with paragraphs 19 and 20 of FASB ASC 810-10-45.

Securities and Exchange Commission

July 1, 2010

Note 1 – Summary of Significant Accounting Policies, page 51 – Pension and Postretirement Plans

6.	You indicate that in selecting the discount rate for your pension plans, you consider various indices and yield curves. Please tell us and revise your future filings to clarify whether you are using the same indices year over year for various plans or if the indices you use change from period to period. If, for example, you use difference indices each year for the U.S. plan, please explain your reasons for doing so.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have consistently used the Hewitt Top-Quartile Rate Yield Curve as the basis for our US pension plan discount rate. The only exception was as of December 31, 2008 when we had concerns about the wide dispersion of yields in the bond universe, and we determined that is was more prudent and appropriate to select the mid-point between the Hewitt Top-Quartile Rate and the Hewitt Above-Median Yield Curve. This resulted in an Albemarle discount rate approximately 40 basis points lower than had we not changed from the rate we would have typically used. We agree with the Staff’s request to increase disclosure regarding selection of discount rates in the future and will provide additional disclosure in future filings.

Note 15 – Commitments and Contingencies, page 70

7.	For the sites and/or facilities on which you have recognized significant environmental liability as of December 31, 2009, please show us how you will revise your future filings to provide a more robust discussion of the nature of the remediation work performed to date, your best estimates about the remaining amount of remediation to be performed, how long you expect remediation activities to be performed, and how you became aware of your responsibility for the site. We believe that detailed disclosures regarding the judgments and assumptions used to recognize your remediation liabilities would be beneficial to investors. Please refer to SAB Topic 5:Y.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future 10-K filings we will include additional information in the second paragraph of the Environmental section of Note 15. Commitments and Contingencies as follows (with supplemental language provided in bold):

Securities and Exchange Commission

July 1, 2010

“The amounts recorded represent our future remediation and other anticipated environmental liabilities. Approximately 70% of our recorded liability is related to the closure and post-closure activities at a former landfill associated with our Bergheim, Germany plant, which was recorded at the time of our acquisition of this site in 2001. This closure project has been approved under the authority of the governmental permit for this site and is scheduled for completion in 2013, with post-closure monitoring to occur for 30 years thereafter. The remainder of our recorded liability is associated with sites that are being evaluated under governmental authority but for which final remediation plans have not yet been approved. These liabilities typically arise during the normal course of our operational and environmental management activities or at the time of acquisition of the site, and are based on internal analysis as well as input from outside consultants. As evaluations proceed at each relevant site, changes in risk assessment practices, remediation techniques and regulatory requirements can occur, therefore such liability estimates may be adjusted accordingly. The timing and duration of remediation activities at these sites will be determined when evaluations are completed. Although it is difficult to quantify the potential financial impact of compliance with environmental protection laws, management estimates (based on the latest available information) that there is a reasonable possibility that future environmental remediation costs associated with our past operations, in excess of amounts already recorded, could be up to approximately $17.7 million before income taxes.”

Note 17 – Pension Plans and Other Postretirement Benefits – page 72

8.	It appears from your table on page 76 that all of your level three pension assets are classified as “absolute return” investments. Please show us how you will revise your future filings to more clearly explain what these investments represent, the investment strategy associated with these investments, and how you have determined the fair value of these level three investments in the absence of unobservable inputs. Please refer to FASB ASC 715-20-50-1.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will clearly explain what these investments represent, the investment strategy associated with these investments, and how we have determined the fair value of these level three investments in the absence of unobservable inputs in accordance with FASB ASC 715-20-50-1. Our pension plan investments are monitored monthly by our benefit plan investment committee, including review of individual investment manager performance, and it is in the context of these reviews that we obtain comfort with the reported year-end values. In future filings we will include supplemental language in Note 17 to provide further explanation on our absolute return investments, as follows:

“Our Absolute Return investments consist primarily of our investments in hedge fund of funds. These are holdings in private investment companies that are subject to annual US GAAP financial statement audits. In general, the investment objective of these funds is high risk-adjusted returns with an emphasis on preservation of capital. The investment strategies of each of the funds vary; however, the objective of our Absolute Return investments is complementary to the overall investment objective of our US pension plan assets.”

Securities and Exchange Commission

July 1, 2010

Item 15. Exhibits and Financial Statement Schedules, page 90

9.	We note that you have not filed on EDGAR all of the exhibits and schedules to your agreements filed as exhibits 10.1 and 10.2 to the Form 10-K. Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of these agreements that include all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in our upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, we will refile the agreements listed as Exhibit 10.1 and 10.2 with all exhibits and schedules to such agreements.

DEFINITIVE PROXY STATEMENT FILED ON MARCH 9, 2010

How much can the named executive officers earn?, page 27

10.	Please explain supplementally and include disclosure in future filings as to how you determined the “additional amount” that each NEO can earn in addition to the amounts for achievement of corporate performance measures at the “superior” level.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, the maximum bonus for each NEO is set by the Compensation Committee at the beginning of each year. The maximum bonus potential is calculated by multiplying the NEO’s base salary x (target % eligible) x (200% for superior company performance) x (150% for individual performance). The actual bonus paid to the NEO is an amount below the “Maximum potential bonus” and includes an element of discretion on the part of the Committee to look at the company and executive performance as a whole to determine an appropriate bonus. On pages 28-29 of the 2010 Proxy Statement, we included detail for each NEO to outline the various achievements that the Committee evaluated when setting the bonus for 2009 performance. In future filings, we will clarify how we determined the “additional amount” that each NEO can earn in addition to the amounts for achievement of corporate performance measures at the “superior” level.

11.	In future filings, please disclose the percentages of base salary that the NEOs would receive as bonus for achieving threshold levels. We note that you have already indicated the amounts they would receive at the target and superior levels.

Securities and Exchange Commission

July 1, 2010

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in 2009, NEOs received 0% at threshold level performance. Amounts above threshold were prorated on a linear basis up to 100% at target. We will include this clarification in future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

Condensed Consolidated Financial Statements

12.	Please tell us how you considered the need to provide either a consolidated statement of changes in equity or a reconciliation of your total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. Please refer to FASB ASC 810-10-50-1A.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, during first quarter 2010 we considered the need for either a consolidated statement of changes in equity or a reconciliation of our total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. We concluded that such statement or reconciliation was not necessary for the reader to understand that the major changes in our consolidated equity for the quarter from December 31, 2009 were attributable to first quarter 2010 net income amounts, accruals for dividend declarations, comprehensive income (loss) for the period and the $8.1 million reduction in noncontrolling interests from our Stannica LLC deconsolidation, which are disclosed in the financial statements and footnotes to the 10-Q filing. However, to further clarify our compliance with the ASC requirements, we will commence with the inclusion of consolidated statements of changes in equity on a quarterly basis beginning with our second quarter 2010 Form 10-Q, which will be similar in format to our consolidated statement of changes in equity presented in our Form 10-K.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 1, 2010

Please direct any further questions or comments you may have regarding this filing to the undersigned at (225) 388-7097. Additionally, for future correspondence purposes we kindly submit the following updated address and contact information for Albemarle Corporation:

Albemarle Corporation

451 Florida Street

Baton Rouge, LA 70801

Phone – (225) 388-7276 (phone # for the executive assistant of Mark C. Rohr)

Fax – (225) 388-7810 (fax # for the executive assistant of Mark C. Rohr)

Sincerely,

/s/ Nicole C. Daniel

Nicole C. Daniel

Vice President, Chief Compliance Officer, and Corporate Secretary

cc:	Richard J. Diemer, Jr., Senior Vice President and CFO

William B. Allen, Jr., Vice President and Corporate Controller

John Owen Gwathmey, Esq.

David I. Meyers, Esq.